UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)

OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

(Name of Subject Company)

AMÉRICA MÓVIL, S.A.B. de C.V.

(Offeror)

Series L Shares, without par value,

American Depositary Shares, each of which represents 20 Series L Shares,

Series A Shares, without par value, and

American Depositary Shares, each of which represents 20 Series A Shares

(Title of Class of Securities)

N/A (Series L Shares)

879403780 (American Depositary Shares)

N/A (Series A Shares)

879403707 (American Depositary Shares)

(CUSIP Number of Class of Securities)

Lago Zurich 245

Colonia Granada Ampliación

Plaza Carso / Edificio Telcel

11529 México, D.F., México

Telephone: (5255) 2581-4449

with copies to

Nicolas Grabar, Esq.

Daniel Sternberg, Esq.

Duane McLaughlin, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

(Name, Addresses and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$4,132,704,674.51	$473,607.96

(1)	Estimated for purposes of calculating the filing fee pursuant to Rule 0-11(d) only. The Transaction Valuation was calculated assuming the purchase of all outstanding Series L Shares, no par value (including Series L Shares represented by American Depositary Shares), and Series A Shares, no par value (including Series A Shares represented by American Depositary Shares), in each case other than shares owned directly or indirectly by the Filing Person at a purchase price of Ps. 10.50 in cash per share. As of September 30, 2011, there were 9,816,383,486 Series L Shares outstanding (including Series L Shares represented by American Depositary Shares), of which 4,718,505,340 are owned directly or indirectly by the Filing Person, and there were 373,520,432 Series A Shares outstanding (including Series A Shares represented by American Depositary Shares), of which 91,994,660 are owned directly or indirectly by the Filing Person. As a result, this calculation assumes the purchase of 5,097,878,146 outstanding Series L Shares and 281,525,772 Series A Shares. The Transaction Valuation was calculated in Mexican pesos (Ps.) and converted into U.S. dollars at the U.S. dollar-Mexican peso exchange rate for October 5, 2011 reported by Banco de México, as published in the Official Gazette of the Federation (Diario Oficial de la Federación), which was US$1.00 = Ps. 13.6675.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 0.00011460 of the transaction valuation.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $473,607.96

Form or Registration No: 005-60737

Filing Party: AMÉRICA MÓVIL, S.A.B. de C.V.

Date Filed: October 11, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 amends and supplements the Tender Offer Statement on the combined Schedule TO and Schedule 13E-3 under cover of Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (“SEC”) by América Móvil, S.A.B. de C.V. (“América Móvil”) on October 11, 2011, as amended by its Amendment No. 1 filed on October 27, 2011. The Schedule TO relates to the offer by América Móvil (the “Tender Offer”) to purchase any and all Series A Shares (the “Telmex Series A Shares”), American Depositary Shares each representing 20 Telmex Series A Shares (the “Telmex A Share ADSs”), Series L Shares (the “Telmex Series L Shares”), and American Depositary Shares each representing 20 Telmex Series L Shares (the “Telmex L Share ADSs” and, together with the Telmex A Share ADSs, the “Telmex ADSs” and, together with the Telmex Shares, the “Telmex Securities”) of Teléfonos de México, S.A.B. de C.V. (“Telmex”), other than Telmex Securities held by América Móvil or by its subsidiaries, Carso Global Telecom, S.A.B. de C.V. (“CGT”) and Empresas y Controles en Comunicaciones, S.A. de C.V. (“Empresas y Controles”). The Tender Offer is being made on the terms and subject to the conditions set forth in the offer to purchase dated October 11, 2011 (the “Offer to Purchase”) attached and filed with the Schedule TO as Exhibit (a)(i).

Items 1 through 11 and Item 13 of the Schedule TO and Items 1 through 14 of the Schedule 13E-3, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as described below. All page references in this Amendment No. 2 refer to the Offer to Purchase.

SUMMARY TERM SHEET – Does the Offer provide for a subsequent offering period?

The third paragraph under “Does the Offer provide for a subsequent offering period?” on page 8 is amended and restated in its entirety to read as follows:

Holders of Telmex Securities that tender their Telmex Securities during any subsequent offering period will not have withdrawal rights, and we will accept for purchase any Telmex Securities validly tendered during any subsequent offering period immediately and will pay for such Telmex Securities promptly through the same means and in the same time frame as payment for Telmex Securities accepted for purchase during the initial offering period. The consideration paid during any subsequent offering period will be the same consideration offered in the initial offer period. See THE TENDER OFFER—Section 4—”Withdrawal Rights.”

SPECIAL FACTORS – Background of the Tender Offer

The following paragraph is added after the second paragraph on page 15:

The Offer price proposed by the senior management of América Móvil for approval by América Móvil’s board of directors and the Audit and Corporate Practices Committee of the board was determined by the senior management. Citigroup, which was subsequently engaged by América Móvil, did not have any involvement in the determination of the Offer price. The Offer price, which was derived from the weighted average trading price of Telmex Series L Shares for the month prior to the announcement of América Móvil’s intention to make the Offer, represented, in the senior management’s judgment, a price that would be attractive to investors and result in a successful offer. In addition, América Móvil’s senior management took into consideration the fact that the proposed Offer price would satisfy the price criteria established by the Mexican Securities Law as a prerequisite to deregistration of the Telmex Shares in Mexico, the Mexican equivalent to “going private.”

The third and fourth paragraphs on page 15 are amended and restated in their entirety to read as follows:

The board’s authorization was unanimous except that certain members of América Móvil’s board of directors who also sit on Telmex’s board of directors did not participate in the board’s deliberations due to the potential appearance of a conflict of interest, although each of them joined in the decision of the other directors.

Immediately after the meeting, América Móvil issued a press release announcing its intention to make the Offer. That same day, América Móvil also delivered a letter to the board of directors of Telmex requesting its authorization for América Móvil’s commencement of the Offer, as required by Article Twelve of Telmex’s bylaws. Prior to the delivery of such letter, no discussions or contacts between our representatives and representatives of Telmex regarding a possible going private transaction took place. While the individuals who are members of both our board and the Telmex board were aware of our consideration of a possible tender offer, these individuals did not share that information with representatives of Telmex.

SPECIAL FACTORS – Purpose of and Reasons for the Tender Offer; Plans for Telmex Following the Tender Offer – Purpose of and Reasons for the Tender Offer

The final paragraph on page 16 is amended and restated in its entirety to read as follows:

The purpose of the Offer is for us to acquire, directly or indirectly, substantially all of the issued and outstanding Telmex Securities, other than Telmex Securities we already directly or indirectly own, in order to (i) provide our customers in Mexico better service and the most advanced telecommunications systems, and (ii) subject to regulatory restrictions to achieve corporate efficiencies and diminished corporate and reporting costs in Mexico and other jurisdictions. The Offer represents a continuation of the implementation of our earlier strategic decision to consolidate certain of the cellular and fixed line telephone businesses of its affiliated companies.

In deciding to make the Offer at this time, our board of directors considered our current financial condition and the general economic and regulatory environment and concluded that the acquisition of the remaining interest in Telmex would be strategically advantageous in order to achieve additional efficiencies and to decrease operating, administrative and reporting costs. The transaction was structured as a tender offer because pursuant to Mexican corporate law and practice, a tender offer is the only reasonably available means to seek to acquire the entire equity interest in a publicly-traded Mexican company.

SPECIAL FACTORS – Certain Effects of the Tender Offer – Effects in Mexico – Subsequent Purchases of Telmex Securities

The following sentences are added to the end of the third paragraph under the heading “Subsequent Purchases of Telmex Securities” on page 18:

Whether and to what extent United States regulations, such as regulations relating to tender offers and “going private” transactions, would be applicable to the Telmex Repurchase Trust or any follow-on offer would depend on several factors not currently determinable, in particular the number of Telmex Securities outstanding and the number of U.S. holders of those Telmex Securities, and whether or not any of the Telmex Securities remain either listed or registered in the United States, at the time any such offers are made. América Móvil will comply with any applicable U.S. law or regulation in connection with such transactions.

SPECIAL FACTORS – Certain Rights of Shareholders Following the Tender Offer – Subsequent Offering Period

The final paragraph on page 19 under “SPECIAL FACTORS – Certain Rights of Shareholders Following the Tender Offer – Subsequent Offering Period” is amended and restated in its entirety to read as follows:

As mentioned above, holders of Telmex Securities that tender their Telmex Securities during any subsequent offering period will not have withdrawal rights, and we will accept for purchase any Telmex Securities validly tendered during any subsequent offering period immediately and will pay for such Telmex Securities promptly through the same means and in the same time frame as payment for Telmex Securities accepted for purchase during the initial offering period. The consideration paid during any subsequent offering period will be the same consideration offered in the initial offer period.

SPECIAL FACTORS – Position of América Móvil Regarding Fairness of the Tender Offer to Unaffiliated Holders of Telmex Securities

The first full paragraph on page 21 is amended and restated in its entirety as follows:

We did not consider the third-party sale value or liquidation value of Telmex because we expect that Telmex will continue to operate as a going concern for the foreseeable future and we have no current plans of disposing of our interest in Telmex or of causing the liquidation of Telmex and that as a result there is no meaningful expectation that any unaffiliated holder could achieve such purely hypothetical values for their securities. While we note that the Offer price represents a substantial premium over the net book value per share of the Telmex Securities (Ps. 2.54 as of June 30, 2011), we did not consider the net book value of Telmex’s business as reflected in Telmex’s financial statements because we do not believe it is material or relevant to our determination whether the Offer price is fair to unaffiliated holders. Specifically, we believe that such net book value is an accounting concept based on specific accounting methodologies that is historical in nature and therefore not forward-looking. Although we were aware of the historical trading prices for the Telmex Securities, we did not view historical market prices as a more reliable indicator of value than current market prices or indicative of future market prices and did not give the fact that the Telmex Securities had previously traded at prices higher than the Offer price significant consideration in forming ours view as to the fairness of the Offer price.

ITEM 12.	EXHIBITS

(c)(i)	Fairness Opinion of Citigroup Global Markets Inc. dated as of September 7, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Alejandro Cantú Jiménez
Name: Alejandro Cantú Jiménez
Title: General Counsel
Date: November 8, 2011

EXHIBIT INDEX

(c)(i)	Fairness Opinion of Citigroup Global Markets Inc. dated as of September 7, 2011.